                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                                  (Rule 13E-3)
                    Transaction Statement under Section 13(e)
        of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder.

              Rule 13e-3 Transaction Statement under Section 13(e)
                         of the Securities Exchange Act
                            of 1934 (Amendment No. 2)

                   -------------------------------------------

                             VITAMINSHOPPE.COM, INC.
                                (Name of Issuer)

                             VITAMINSHOPPE.COM, INC.
                         VITAMIN SHOPPE INDUSTRIES INC.
                                VS INVESTORS LLC
                        FDG ASSOCIATES ACQUISITION L.P.
                             FDG ACQUISITION CORP.
                               JEFFREY J. HOROWITZ
                      (Name of Person(s) Filing Statement)

                   -------------------------------------------

                 Class A Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                   -------------------------------------------

                                   92848M 10 4
                      (CUSIP Number of Class of Securities)

                   -------------------------------------------

    ANN M. SARDINI               VS INVESTORS LLC                 JEFFREY J. HOROWITZ
VITAMINSHOPPE.COM, INC.   FDG ASSOCIATES ACQUISITION L.P.    VITAMIN SHOPPE INDUSTRIES INC.
  501 PENHORN AVENUE           FDG ACQUISITION CORP.             4700 WESTSIDE AVENUE
  SECAUCUS, NJ 07094        299 PARK AVENUE, 16TH FLOOR         NORTH BERGEN, NJ 07047
    (888) 634-8555              NEW YORK, NY 10171                  (201) 866-7711
                                 (212) 940-6864

  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                           Copy of Communications To:

 Nancy E. Fuchs, Esq.     John J. Altorelli, Esq.         Judith R. Thoyer
   Kaye Scholer LLP     Paul, Hastings, Janofsky &      Paul, Weiss, Rifkind,
    425 Park Avenue             Walker LLP               Wharton & Garrison
  New York, NY 10022          399 Park Avenue        1285 Avenue of the Americas
    (212) 836-8565          New York, NY 10022           New York, NY 10019
                              (212) 318-6607               (212) 373-3000

                   -------------------------------------------

This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-2), Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss. 240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.  [ ] A tender offer.

     d.  [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction valuation*                                      Amount of filing fee
--------------------------------------------------------------------------------
   $7,277,574.00                                                  $1,455.51
--------------------------------------------------------------------------------

    * FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED JANUARY 12, 2001, BETWEEN VITAMINSHOPPE.COM, INC. AND VITAMIN SHOPPE INDUSTRIES INC., VITAMINSHOPPE.COM, INC. WILL MERGE WITH AND INTO VITAMIN SHOPPE INDUSTRIES INC., AND SHARES OF CLASS A COMMON STOCK OF VITAMINSHOPPE.COM, INC. WILL BE CONVERTED INTO THE RIGHT TO RECEIVE $1.00 IN CASH. THERE ARE OPTIONS AND A WARRANT OUTSTANDING TO PURCHASE SHARES OF CLASS A COMMON STOCK. THE EXERCISE PRICE OF EACH OPTION AND WARRANT ARE IN EXCESS OF $1.00 PER SHARE, THE PROPOSED PER SHARE CASH PAYMENT TO BE MADE TO HOLDERS OF CLASS A COMMON STOCK, AND THEREFORE, ARE NOT ALLOCATED VALUE FOR PURPOSES OF CALCULATING THE FILING FEE.

         [X] Check the box if any part of the fee is offset as provided by ss. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $1,455.51
         Form or Registration No.:  PREM14A
         Filing Party:  VitaminShoppe.com, Inc.
         Date Filed:  January 22, 2001

                                  INTRODUCTION

         This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by (1) VitaminShoppe.com, Inc., a Delaware corporation ("VitaminShoppe.com"), the issuer of the Class A common stock, par value $0.01 per share ("Class A common stock"), which is the subject of the Rule 13e-3 transaction, (2) Vitamin Shoppe Industries Inc., a New York corporation ("The Vitamin Shoppe"), (3) VS Investors LLC, a Delaware limited liability company,
(4) FdG Associates Acquisition L.P., a Delaware limited partnership, (5) FdG Acquisition Corp., a Delaware corporation, and (6) Jeffrey J. Horowitz. This
Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of January 12, 2001, between VitaminShoppe.com and The Vitamin Shoppe (the "Merger Agreement").

         Concurrently with the filing of this Schedule 13E-3, VitaminShoppe.com is filing with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of VitaminShoppe.com at which the stockholders of Vitaminshoppe.com will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and authorize the merger of VitaminShoppe.com with and into The Vitamin Shoppe. As a result of this merger, the holders of shares of Class A common stock of VitaminShoppe.com (other than holders who properly demand appraisal rights) will be entitled to receive $1.00 in cash for each share of Class A common stock. Options and warrants will be treated as described more fully in the Proxy Statement.

         A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

         All information contained in this Schedule 13E-3 concerning VitaminShoppe.com has been supplied by VitaminShoppe.com. All information concerning The Vitamin Shoppe has been provided by The Vitamin Shoppe. All information concerning VS Investors LLC has been provided by VS Investors LLC. All information concerning FdG Associates Acquisition L.P. has been provided by FdG Associates Acquisition L.P. All information concerning FdG Acquisition Corp. has been provided by FdG Acquisition Corp. All information concerning Mr. Horowitz has been supplied by Mr. Horowitz.

         The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1.  Summary Term Sheet.

         Item 1001

         Summary Term Sheet. The information contained in the section of the Proxy Statement entitled "Summary" is incorporated herein by reference.

Item 2.  Subject Company Information.

         Item 1002

         (a) Name and Address. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - Whom Should I Call If I Have Any Questions?" and "Summary" is incorporated herein by reference.

         (b) Securities. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - What Vote is Required to Approve the Merger?", "Summary - Stock Ownership of Management, Directors and Other Affiliates", "VitaminShoppe.com, Inc. Special Meeting - Only VitaminShoppe.com Holders of Record are Entitled to Vote", "Information About Class A Common Stock Ownership - Which Stockholders Own at Least 5% of Our Class A Common Stock?" and "Information About Class A Common Stock Ownership - How Much Class A Common Stock Do Directors and Officers Own?" is incorporated herein by reference.

         (c) Trading Market and Price. The information contained in the section of the Proxy Statement entitled "Comparative Per Share Market Price and Dividend Information" is incorporated herein by reference.

         (d) Dividends. The information contained in the sections of the Proxy Statement entitled "Comparative Per Share Market Price and Dividend Information" and "The Agreement of Merger--Principal Covenants" is incorporated herein by reference.

         (e) Prior Public Offerings. The information contained in the sections of the Proxy Statement entitled "Special Factors - Overview", "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" is incorporated herein by reference.

         (f)  Prior Stock Purchases. Not applicable.

Item 3.  Identity and Background of Filing Person

         Item 1003

         (a) Name and Address. The information contained in the sections of the Proxy Statement entitled "Summary - The Parties", "Special Factors
              - Identity and Background of The Vitamin Shoppe", "Information About Class A Common Stock Ownership - Which Stockholders Own at Least 5% of Our Class A Common Stock?", "Information About Class A Common Stock Ownership - How Much Class A Common Stock Do Directors and Officers Own?" and "Board of Directors and Executive Officers" is incorporated herein by reference.

         (b) Business and Background of Entities. The information contained in the sections of the Proxy Statement entitled "Summary - The Parties", "Special Factors - Identity and Background of The Vitamin Shoppe" and "Information About Class A Common Stock Ownership - Which Stockholders Own at Least 5% of Our Class A Common Stock?" is incorporated herein by reference.

         (c)(1) - (5)   Business and Background of Natural Persons. The
                        information contained in the sections of the Proxy
                        Statement entitled "Special Factors - Identity and
                        Background of The Vitamin Shoppe", "Interests of Certain
                        Persons in The Merger - Board of Directors",
                        "Information About Class A Common Stock Ownership - How
                        Much Class A Common Stock Do Directors and Officers
                        Own?", "Board of Directors and Executive Officers" and
                        "Information About Executive Officers" is incorporated herein by reference.

Item 4.  Terms of Transaction.

         Item 1004

         (a)(1)    Tender Offers. Not applicable.

         (a)(2) Mergers or Similar Transactions. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary", "VitaminShoppe.com, Inc. Special Meeting", "The Agreement of Merger - Merger Consideration", "Special Factors - Overview", "Special Factors - Recent Developments", "Special Factors - Strategic and Financing Alternatives", "Special Factors - Contacts and Negotations with The Vitamin Shoppe", "Special Factors - Opinion of Special Committee's Financial Advisor", "Special Factors - VitaminShoppe.com's Purpose and Reasons For the Merger", "Special Factors - The Vitamin Shoppe Group's Purpose and Reasons For the Merger", "Special
                   Factors - Plans for VitaminShoppe.com After the Merger", "Special Factors - Material Federal Income Tax Consequences" and "The Agreement of Merger--Accounting Treatment" is incorporated herein by reference.

         (c) Different Terms. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special

                   Meeting", "Summary", "The VitaminShoppe.com, Inc. Special Meeting - Vote Required to Adopt the VitaminShoppe.com Agreement of Merger", "Special Factors - The Vitamin Shoppe Group's Purpose and Reasons for the Merger", "Special Factors
                   - Certain Effects of the Merger", "The Agreement of Merger - Merger Consideration", "The Agreement of Merger - Option Awards and Warrants", "The Agreement of Merger - Principal Covenants - Benefits", "Information About Class A Common Stock Ownership - Which Stockholders Own at Least 5% of Our Class A Common Stock", "Information About Class A Common Stock Ownership - How Much Class A Common Stock Do Directors and Officers Own?", "Information About Class A Common Stock Ownership - Stock Options" and "Dissenters' Rights" is incorporated herein by reference.

         (d) Appraisal Rights. The information contained in the sections of the Proxy Statement entitled "Summary - Dissenters' Rights", "The VitaminShoppe.com, Inc. Special Meeting - Dissenting Holders", "Special Factors - Material Federal Income Tax Consequences", "Dissenters' Rights" and in Annex D to the Proxy Statement, Section 262 of the Delaware General Corporation Law, is incorporated herein by reference.

         (e) Provisions for Unaffiliated Security Holders. VitaminShoppe.com and The Vitamin Shoppe have made no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of either VitaminShoppe.com or The Vitamin Shoppe or to obtain counsel or appraisal services at the expense of VitaminShoppe.com and/or The Vitamin Shoppe.

         (f)       Eligibility for Listing or Trading. Not Applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         Item 1005

         (a)(1) Transactions. The information contained in the sections of the Proxy Statement entitled "Interests of Certain Persons in the Merger - Interests of The Vitamin Shoppe Group in VitaminShoppe.com", "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" is incorporated herein by reference.

         (a)(2) Transactions. The information contained in the section of the Proxy Statement entitled "Interests of Certain Persons in the Merger--Board of Directors" is incorporated herein by reference.

         (b),(c) Significant Corporate Events. The information contained in the sections of the Proxy Statement entitled "Special Factors - Overview", "Special Factors - Strategic and Financing Alternatives", "Special Factors - Contacts and Negotiations with The Vitamin Shoppe", "Special Factors - VitaminShoppe.com's Purpose and Reasons For the Merger", "Special Factors - The Vitamin Shoppe Group's Purpose and Reasons For the Merger", "Interests of Certain Persons in the Merger", "The

                   Agreement of Merger", and "Business" is incorporated herein by reference.

         (e) Agreements Involving VitaminShoppe.com's Securities. The information contained in the Proxy Statement entitled "Information About Class A Common Stock Ownership - Which Stockholders Own at Least 5% of Our Class A Common Stock", "Information About Class A Common Stock Ownership - Stock Options" and "Board of Directors and Executive Officers - Stockholder Agreement; J.H. Whitney Representative on Board of Directors" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         Item 1006

         (b) Use of Securities Acquired. The information contained in the sections of the Proxy Statement entitled "Summary - The Agreement of Merger", "Special Factors - Certain Effects of the Merger", "The Agreement of Merger - Merger Consideration", "The Agreement of Merger - Option Awards and Warrants", "Information About Class A Common Stock Ownership
                   - Stock Options" and "Information About Class A Common Stock Ownership - Severance Agreements" is incorporated herein by reference.

         (c) (1) - (8)  Plans. The information contained in the sections of the
                        Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary", "Special Factors - Overview", "Special Factors - Recent Developments", "Special Factors - Contacts and Negotiations with The Vitamin Shoppe", "Special Factors
                        - Certain Effects of the Merger", "Special Factors - Plans for VitaminShoppe.com After the Merger", "Special Factors - Conduct of the Business of VitaminShoppe.com If the Merger is Not Completed", "Comparative Per Share Market Price and Dividend Information" and "The Agreement of Merger" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

         Item 1013

         (a) - (c) Purposes; Alternatives; Reasons. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary", "Special Factors - Overview", "Special Factors - Strategic and Financing Alternatives", "Special Factors - Contacts and Negotiations with The Vitamin Shoppe", "Special Factors - VitaminShoppe.com's Purpose and Reasons for the Merger", "Special Factors - Opinion of Special Committee's Financial Advisor", "Special Factors - The Vitamin Shoppe Group's Purpose and Reasons for the Merger", "Special Factors - Conduct of the Business of VitaminShoppe.com if the Agreement of Merger is Not

                   Completed", "Special Factors - Plans for VitaminShoppe.com After the Merger" and "Special Factors - Certain Effects of the Merger" is incorporated herein by reference.

         (d) Effects. The information contained in the sections of the Proxy Statement entitled "Summary - Going Private Transaction", "Summary - How Will Options and Warrants be Treated", "Summary - Tax Consequences", "Special Factors - Opinion of Special Committee's Financial Advisor", "Special Factors - Certain Effects of the Mergers", "Special Factors - Material Federal Income Tax Consequences", "Special Factors - Regulatory Matters", "Special Factors - Position of The Vitamin Shoppe Group as To Fairness of the Merger", "Accounting Treatment" and "The Agreement of Merger" is incorporated herein by reference.

Item 8.  Fairness of the Transaction

         Item 1014

         (a), (b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary", "Special Factors - Overview", "Special Factors - Strategic and Financing Alternatives", "Special Factors - Contacts and Negotiations with The Vitamin Shoppe", "Special Factors - The Vitamin Shoppe Group's Purpose and Reasons for the Merger", "Special Factors - VitaminShoppe.com's Purpose and Reasons for the Merger", "Special Factors - Opinion of Special Committee's Financial Advisor" and "Interests of Certain Persons in the Merger" is incorporated herein by reference.

         (c) Approval of Security Holders. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary - Stockholder Vote Required to Approve the Merger" and "The VitaminShoppe.com, Inc. Special Meeting - Vote Required to Adopt the VitaminShoppe.com Agreement of Merger" is incorporated herein by reference.

         (d) Unaffiliated Representative. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting", "Summary - Opinion of Financial Advisor", "Special Factors - Overview", "Special Factors - Strategic and Financing Alternatives", "Special Factors - Contacts and Negotiations with The Vitamin Shoppe" and "Special Factors - Opinion of Special Committee's Financial Advisor" is incorporated herein by reference.

         (e) Approval of Directors. The information contained in the section of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - Why Is the Board of Directors Recommending the Merger?", "Summary - Board of Director's Recommendations to Stockholders", "Special

                   Factors - Strategic and Financing Alternatives" and "Special Factors - Contacts and Negotiations with The Vitamin Shoppe" is incorporated herein by reference.

         (f) Other Offers. The information contained in the section of the Proxy Statement entitled "Special Factors - Strategic and Financing Alternatives" is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

         Item 1015

         (a) - (c) The information contained in the section of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - What Was the Opinion of the Financial Advisor?", "Summary - Opinion of Financial Advisor", "Special Factors - Opinion of Special Committee's Financial Advisor" and in Annexes B and C to the Proxy Statement is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

         Item 1007

         (a), (b) Source of Funds; Conditions. The information contained in the sections of the Proxy Statement entitled "Questions and Answers About the Merger and the Special Meeting - Does The Vitamin Shoppe Have the Financial Resources to Pay for VitaminShoppe.com Class A Common Stock?", "Special Factors - Amount and Source of Funds and Financing of the Agreement of Merger" and "The Agreement of Merger - Representations and Warranties" is incorporated herein by reference.

         (c) Expenses. The information contained in the section of the Proxy Statement entitled "Expenses" is incorporated herein by reference.

         (d)(1) - (2)   Borrowed Funds.  Not Applicable.

Item 11. Interest in Securities of the Subject Company.

         Item 1008

         (a) Securities Ownership. The information contained in the sections of the Proxy Statement entitled "Summary - Stock Ownership of Management, Directors and Other Affiliates", "Interest of Certain Persons in the Merger", "Information About Class A Common Stock Ownership - Which Stockholders Own at Least 5% of Our Class A Common Stock" and "Information About Class A Common Stock Ownership - How Much Class A Common Stock Do Directors and Officers Own" is incorporated herein by reference.

         (b)       Securities Transactions. Not Applicable.

Item 12. The Solicitation or Recommendation.

         Item 1012

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections of the Proxy Statement entitled "Summary - Stockholder Vote Required to Approve the Merger", "Summary - Stock Ownership of Management, Directors and Other Affiliates" and "The VitaminShoppe.com, Inc. Special Meeting - Vote Required to Adopt the VitaminShoppe.com Agreement of Merger" is incorporated herein by reference.

         (e) Recommendations of Others. The information contained in the sections of the Proxy Statement entitled "Summary - Stock Ownership of Management, Directors and Other Affiliates", "VitaminShoppe.com's Purpose and Reasons for the Merger" and "Special Factors - Contacts and Negotiations with The Vitamin Shoppe" is incorporated herein by reference.

Item 13. Financial Statements.

         Item 1010

         (a) Financial Information. The information contained in the section of the Proxy Statement entitled "Selected Historical Financial Data", the Financial Statements for each of the years ended 1998, 1999 and 2000 on pages F-1 through F-20 of the Proxy Statement are incorporated herein by reference.

         (b)       Pro-Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

         Item 1009

         (a), (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the section of the Proxy Statement entitled "VitaminShoppe.com, Inc. Special Meeting - Costs of Soliciting these Proxies" is incorporated herein by reference.

Item 15. Additional Information.

         Item 1011

         (b) Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits.

         Item 1016.

         (a)(1) Amendment No. 2 to Preliminary Proxy Statement filed with the Securities and Exchange Commission on March 15, 2001.

         (a)(2) Form of Proxy Card filed with the Securities and Exchange Commission along with the Proxy Statement.(1)

         (a)(3)    Press Release of VitaminShoppe.com, Inc. dated December 19,
                   2000.*

         (a)(4) Press Release of VitaminShoppe.com, Inc. dated January 12, 2001.(3)

         (b)       None.

         (c)(1) Opinion of Houlihan Lokey Howard & Zukin Capital addressed to the special committee, dated as of January 10, 2001, attached as Annex B to the Proxy Statement.(1)

         (c)(2) Opinion of Houlihan Lokey Howard & Zukin Capital addressed to the board of directors, dated as of January 10, 2001, attached as Annex C to the Proxy Statement.(1)

         (c)(3) Financial presentation materials to the special committee, dated January 10, 2001, of Houlihan Lokey Howard & Zukin Capital.*

         (c)(4) Financial presentation materials to the board of directors, dated January 10, 2001, of Houlihan Lokey Howard & Zukin Capital.*

         (d)(1) Agreement and Plan of Merger, dated as of January 12, 2001, by and between VitaminShoppe.com, Inc. and Vitamin Shoppe Industries Inc., attached as Annex A to the Proxy Statement.(1)

         (d)(2) Amended and Restated Stock Option Plan for Employees dated as of July 1, 1999 and amended and restated as of March 16, 2000.(2)

--------------
*     Previously filed with the Schedule 13E-3 dated January 22, 2001.
(1) Incorporated by reference to the Proxy Statement filed by VitaminShoppe.com, Inc. on January 22, 2001.
(2) Incorporated by reference to the Exhibits filed with VitaminShoppe.com, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.
(3) Incorporated by reference to the Exhibits filed with VitaminShoppe.com, Inc.'s Current Report on Form 8-K on January 17, 2001.
(4) Incorporated by reference to the Exhibits filed with VitaminShoppe.com, Inc.'s Registration Statement on Form S-1 (File No. 333-83849).

         (d)(3) Amended and Restated Stock Option Plan for Non-Employee Directors dated as of August 1, 1999 and amended and restated as of March 16, 2000.(2)

         (d)(4) Registration Rights Agreement, dated as of July 27, 1999, among VitaminShoppe.com, Inc., Vitamin Shoppe Industries Inc. and the holders of Series A convertible preferred stock.(4)

         (d)(5) Series A Convertible Preferred Stock Purchase Warrant, dated as of July 27, 1999, of VitaminShoppe.com, Inc. in favor of Thomas Weisel Partners LLC.(4)

         (d)(6) Amendment No. 1, dated as of September 22, 1999, to the Series A Convertible Preferred Stock Purchase Warrant A-1 of VitaminShoppe.com, Inc. in favor of Thomas Weisel Partners LLC.(4)

         (d)(7) Non-Employee Director Stock Option Agreement, dated as of June 22, 2000, between VitaminShoppe.com, Inc. and Barbara Feigin.*

         (d)(8) Non-Employee Director Stock Option Agreement, dated as of June 22, 2000, between VitaminShoppe.com, Inc. and Woodson C. Merrell, M.D.*

         (f) Section 262 of the Delaware General Corporation Law, attached as Annex D to the Proxy Statement.(1)

         (g)       None.

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 15, 2001

                                  VITAMINSHOPPE.COM, INC.

                                  By: /s/ Ann M. Sardini
                                      -----------------------------------
                                      Name:  Ann M. Sardini
                                      Title: Chief Financial Officer,
                                             Secretary & Treasurer

                                  VITAMIN SHOPPE INDUSTRIES INC.

                                  By: /s/ Jeffrey J. Horowitz
                                      -----------------------------------
                                      Name:  Jeffrey J. Horowitz
                                      Title: Chairman

                                  VS INVESTORS LLC
                                     By: FdG Associates Acquisition L.P., its
                                     managing member
                                         By: FdG Acquisition Corp., its
                                         general partner

                                  By: /s/ M. Anthony Fisher
                                      -----------------------------------
                                      Name:  M. Anthony Fisher
                                      Title: Chairman

                                  FDG ASSOCIATES ACQUISITION L.P.
                                     By: FdG Acquisition Corp., its general
                                     partner

                                  By: /s/ M. Anthony Fisher
                                      -----------------------------------
                                      Name:  M. Anthony Fisher
                                      Title: Chairman

                                  FDG ACQUISITION CORP.

                                  By: /s/ M. Anthony Fisher
                                      -----------------------------------
                                      Name:  M. Anthony Fisher
                                      Title: Chairman

                                  JEFFREY J. HOROWITZ

                                  /s/ Jeffrey J. Horowitz
                                  ---------------------------------------





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


                                  EXHIBIT INDEX

(a)(1) Amendment No. 2 to Preliminary Proxy Statement filed with the Securities and Exchange Commission on March 15, 2001.

(a)(2) Form of Proxy Card filed with the Securities and Exchange Commission along with the Proxy Statement.(1)

(a)(3)   Press Release of VitaminShoppe.com, Inc. dated December 19, 2000.*

(a)(4)   Press Release of VitaminShoppe.com, Inc. dated January 12, 2001.(3)

(c)(1) Opinion of Houlihan Lokey Howard & Zukin Capital addressed to the special committee, dated as of January 10, 2001, attached as Annex B to the Proxy Statement.(1)

--------------
(1) Incorporated by reference to the Proxy Statement filed by VitaminShoppe.com, Inc. on January 22, 2001.
*   Previously filed with the Schedule 13E-3 dated January 22, 2001.


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



(c)(2) Opinion of Houlihan Lokey Howard & Zukin Capital addressed to the board of directors, dated as of January 10, 2001, attached as Annex C to the Proxy Statement.(1)

(c)(3) Financial presentation materials to the special committee, dated January 10, 2001, of Houlihan Lokey Howard & Zukin Capital.*

(c)(4) Financial presentation materials to the board of directors, dated January 10, 2001, of Houlihan Lokey Howard & Zukin Capital.*

(d)(1) Agreement and Plan of Merger, dated as of January 12, 2001, by and between VitaminShoppe.com, Inc. and Vitamin Shoppe Industries Inc., attached as Annex A to the Proxy Statement.(1)

(d)(2) Amended and Restated Stock Option Plan for Employees dated as of July 1, 1999 and amended and restated as of March 16, 2000.(2)

(d)(3) Amended and Restated Stock Option Plan for Non-Employee Directors dated as of August 1, 1999 and amended and restated as of March 16, 2000.(2)

(d)(4) Registration Rights Agreement, dated as of July 27, 1999, among VitaminShoppe.com, Inc., Vitamin Shoppe Industries Inc. and the holders of Series A convertible preferred stock.(4)

(d)(5) Series A Convertible Preferred Stock Purchase Warrant, dated as of July 27, 1999, of VitaminShoppe.com, Inc. in favor of Thomas Weisel Partners LLC.(4)

(d)(6) Amendment No. 1, dated as of September 22, 1999, to the Series A Convertible Preferred Stock Purchase Warrant A-1 of VitaminShoppe.com, Inc. in favor of Thomas Weisel Partners LLC.(4)

(d)(7) Non-Employee Director Stock Option Agreement, dated as of June 22, 2000, between VitaminShoppe.com, Inc. and Barbara Feigin.*

(d)(8) Non-Employee Director Stock Option Agreement, dated as of June 22, 2000, between VitaminShoppe.com, Inc. and Woodson C. Merrell, M.D.*

(f) Section 262 of the Delaware General Corporation Law, attached as Annex D to the Proxy Statement.(1)


--------------
(2) Incorporated by reference to the Exhibits filed with VitaminShoppe.com, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1999.
(3) Incorporated by reference to the Exhibits filed with VitaminShoppe.com, Inc.'s Current Report on Form 8-K on January 17, 2001.
(4) Incorporated by reference to the Exhibits filed with VitaminShoppe.com, Inc.'s Registration Statement on Form S-1 (File No. 333-83849).

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